UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Consolidated 2021 Certified 2P Reserves of 159 Million BOE with Net Present Value (After Tax) of $2.3 Billion

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES CONSOLIDATED 2021 CERTIFIED 2P RESERVES OF 159 MILLION BOE WITH NET PRESENT VALUE (AFTER TAX) OF $2.3 BILLION

IN COLOMBIA:

2021 CERTIFIED 2P RESERVES OF 136 MILLION BOE

WITH NET PRESENT VALUE (AFTER TAX) OF $2.0 BILLION

117% RESERVE REPLACEMENT OF PROVEN DEVELOPED RESERVES

Bogota, Colombia – January 31, 2022 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announced its independent oil and gas reserves assessment, certified by DeGolyer and MacNaughton (D&M), under PRMS methodology, as of December 31, 2021.

All reserves included in this release refer to GeoPark working interest reserves before royalties paid in kind, except when specified. All figures are expressed in US Dollars. Definitions of terms are provided in the Glossary on page 12.

2021 Year-End D&M Certified Oil and Gas Reserves and Highlights:

Building on GeoPark’s core base in the Llanos 34 (GeoPark operated, 45% WI) and CPO-5 (GeoPark non-operated, 30% WI) blocks, the Company reports:

Colombia Reserves

•	PD Reserves: Proven developed (PD) reserves in Colombia of 49.9 mmboe, with a PD reserve life index (RLI) of 4.4 years

•	1P Reserves: Proven (1P) reserves in Colombia of 82.2 mmboe, with a 1P RLI of 7.2 years. Net present value after tax discounted at 10% (NPV10 after tax) of 1P reserves of $1.3 billion

•	2P Reserves: Proven and probable (2P) reserves in Colombia of 135.8 mmboe, with a 2P RLI of 11.9 years. NPV10 after tax of 2P reserves of $2.0 billion

•	3P Reserves: Proven, probable and possible (3P) reserves in Colombia of 211.0 mmboe, with a 3P RLI of 18.5 years. NPV10 after tax of 3P reserves of $2.9 billion

•	Development Capital: Future development capital to develop 1P, 2P and 3P reserves in Colombia of $1.9 per barrel, $1.7 per barrel and $1.6 per barrel, respectively

•	Llanos 34 Block: Low risk development and new field extensions with reserve upside potential to be tested in 2022

o	Net PD reserve additions of 12.0 mmbbl (a 131% PD reserve replacement)

o	Net 2P reserve additions of 7.3 mmbbl (a 78% 2P reserve replacement)

o	Net 3P reserve additions of 9.5 mmbbl (a 100% 3P reserve replacement)

o	1P RLI of 7.9 years, 2P RLI of 11.5 years and 3P RLI of 16.0 years

o	Average gross production in 2021 was 55,971 bopd with an exit rate above 60,000 bopd

•	CPO-5 Block[1]: Continued strong reservoir performance in the Indico oil field

o	Net 1P reserves of 5.1 mmbbl, Net 2P reserves of 20.0 mmbbl and Net 3P reserves of 48.8 mmbbl (1P RLI of 3.6 years, 2P RLI of 14.7 years and 3P RLI of 36.1 years)

o	The 2021 drilling campaign initiated in December 2021 with the spud of the Indico 4 development well

o	The operator, ONGC Videsh, is accelerating drilling activities in 2022 targeting to drill 7-8 gross wells (1-2 development wells and 6-7 exploration wells) with two contracted drilling rigs

Consolidated Reserves2

•	PD Reserves: PD reserves of 58.1 mmboe, with a PD RLI of 4.2 years

•	1P Reserves: 1P reserves of 91.6 mmboe, with a 1P RLI of 6.7 years. NPV10 after tax of 1P reserves of $1.4 billion

•	2P Reserves: 2P reserves of 159.2 mmboe, with a 2P RLI of 11.6 years. NPV10 after tax of 2P reserves of $2.3 billion

•	3P Reserves: 3P reserves of 248.3 mmboe, with a 3P RLI of 18.1 years. NPV10 after tax of 3P reserves of $3.4 billion

•	Future Development Capital: Future development capital to develop 1P, 2P and 3P reserves of $2.0 per barrel, $2.3 per barrel and $2.2 per barrel, respectively

•	Portfolio Management: Divestment of non-core Aguada Baguales, El Porvenir and Puesto Touquet (GeoPark operated, 100% WI) blocks in Argentina and of the Manati gas field (GeoPark non-operated, 10% WI) in Brazil are currently underway, representing 100% of GeoPark’s reserves in Argentina and Brazil

o	Excluding reserves from Argentina and Brazil, GeoPark’s consolidated reserves would amount to 53.7 mmboe, 86.6 mmboe, 153.1 mmboe and 241.4 mmboe of PD, 1P, 2P and 3P reserves, respectively

Net Present Value and Value Per Share

•	GeoPark’s 2P NPV10 after tax of $2.3 billion

•	GeoPark’s net debt-adjusted 2P NPV10 after tax of $28.9 per share ($24.0 per share corresponding to Colombia)

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1 GeoPark non-operated, 30% WI, ONGC Videsh operated, 70% WI.

2 Consolidated figures include reserves in the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina and in the Manati gas field in Brazil that are being divested. The Argentina transaction is expected to close in late January or early February 2022, whereas the Brazil transaction is still subject to several conditions that should be met before March 31, 2022 and that have not been met as of the date of this release.

2022 Work Program: Superior Free Cash Flow3 Plus Multiple Catalysts to Grow Production and Test High Potential Prospects

Self-funded 2022 capital expenditures program of $160-180 million to drill 40-48 gross wells, including an extensive exploration drilling program of 15-20 gross wells that targets high-potential, short-cycle and near-field projects adjacent to the Llanos 34 block plus other exploration targets in Colombia and Ecuador

•	At $65-70/bbl Brent the program would generate $90-140 million free cash flow, or 11-18% free cash flow yields

•	At $75-80/bbl Brent the program would generate $170-210 million free cash flow, or 21-26% free cash flow yields

•	At $80-85/bbl Brent the program would generate $210-250 million free cash flow, or 26-32% free cash flow yields

•	GeoPark intends to use free cash flow for continued deleveraging, incremental shareholder returns through cash dividends and share buybacks, and other corporate purposes, subject to prevailing oil price conditions in 2022

Recent Events (Not included in the 2021 Year-End D&M Certification)

•	Perico Block (GeoPark non-operated, 50% WI): In January 2022, GeoPark announced its first discovery in Ecuador after drilling and testing the Jandaya 1 exploration well. Initial production tests had a rate of 750 bopd of 28 degrees API and 0.8 mmcfpd, for a combined 890 boepd. Production is already tied-in and being delivered. The second exploration well, Tui 1, has spudded and is expected to reach TD in late February 2022

•	CPO-5 Block: The Indico 4 development well was spudded in December 2021 and tested in January 2022. Initial tests showed a production rate of 3,840 bopd (on a restricted 32/64 inch choke) of light oil (35 degrees API) with an estimated payback of approximately 2 months[4]. Oil production is already tied-in and being delivered. Rig down activities are currently underway and the operator is expecting to spud the Indico 5 development well in February 2022

James F. Park, Chief Executive Officer of GeoPark, said: “Thanks and congratulations to our team for these strong 2021 results – in a year with little exploration investment. Once again, we were able to continue developing and adding reserves in our core and big cash-generating Llanos 34 block where we replaced 131% of Proven Developed, 79% of 2P and 100% of 3P reserves. Our large profitable reserve base in Colombia provides us with a steady growth fairway and large inventory of low-risk, low-cost development drilling projects to continue generating and growing production and cash flow. On top of this secure foundation, we have just kicked off our 2022 work program with an extensive drilling campaign of 40-48 wells, including 15-20 low-cost exploration wells on our high-impact proven acreage that can quickly be converted to production and cash flow, as demonstrated by our recent discovery in Ecuador and the new development well in the CPO-5 block.”

_____________________

3 Please refer to section “2022 Free Cash Flow Calculation and Sensitivities to Different Brent Oil Prices” included in this press release.

4 Assuming $75-80/bbl Brent.

2020 Year-End to 2021 Year-End D&M Certified Reserves Evolution

Colombia (mmboe)	PD	1P	2P	3P
2020 Year-End Reserves	48.0	95.2	141.0	216.4
2021 Production	-11.4	-11.4	-11.4	-11.4
Net Change[5]	13.3	-1.7	6.2	6.0
2021 Year-End Reserves	49.9	82.2	135.8	211.0
2021 Reserve Life (years)	4.4	7.2	11.9	18.5
2020 Reserve Life (years)	3.9	7.8	11.6	17.8

Total (mmboe)	PD	1P	2P	3P
2020 Year-End Reserves	58.5	109.3	174.7	270.9
2021 Production	-13.7	-13.7	-13.7	-13.7
Net Change[5]	13.3	-4.0	-1.8	-8.9
2021 Year-End Reserves	58.1	91.6	159.2	248.3
2021 Reserve Life (years)	4.2	6.7	11.6	18.1
2020 Reserve Life (years)	4.0	7.4	11.9	18.4

Net Present Value per Share by Country

The table below presents GeoPark’s 2P NPV per share, by country, as of December 31, 2021.

2021 Net Present Value per Share	Colombia	Chile	Brazil	Argentina	Total[6]
2P Reserves (mmboe)	135.8	17.3	2.6	3.5	159.2
2P NPV10 after tax 2021 ($ mm)	2,019	223	51	20	2,313
Shares Outstanding (mm)	60.2	60.2	60.2	60.2	60.2
($/share)	33.5	3.7	0.8	0.3	38.4

The table below illustrates the details of the net debt adjusted 2P NPV10 after tax per share:

2021 Net Debt Adjusted 2P NPV10 After Tax per Share	Colombia	Total
2P NPV10 after tax ($ mm)	2,019	2,313
Shares Outstanding (mm)	60.2	60.2
Subtotal ($/share)	33.5	38.4
Net Debta/Share ($/share)	-9.5	-9.5
Net Debt Adjusted 2P NPV10 After Tax per Share ($/share)	24.0	28.9

(a) Net debt adjusted 2P NPV10 after tax per share is shown on a consolidated basis. Net debt considers financial debt of $674 million less $100 million of cash & cash equivalents (both figures unaudited and as of December 31, 2021).

_____________________

5 Includes extensions, improved recoveries, discoveries, technical revisions and economic factors.

6 Consolidated figures include reserves in the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina and in the Manati gas field in Brazil that are being divested. The Argentina transaction is expected to close in late January or early February 2022, whereas the Brazil transaction is still subject to several conditions that should be met before March 31, 2022 and that have not been met as of the date of this release.

Future Development Capital – D&M Report (Undiscounted)

The tables below present D&M’s best estimate of future development capital (undiscounted) and the unit value per boe by category of certified reserves as of December 31, 2021:

Colombia	PD	1P	2P	3P
Future Development Capital ($ mm)	23.1	154.8	225.7	333.4
Reserves (mmboe)	49.9	82.2	135.8	211.0
Future Development Capital ($/boe)	0.5	1.9	1.7	1.6

Total	PD	1P	2P	3P
Future Development Capital ($ mm)	23.1	187.4	361.9	541.7
Reserves (mmboe)	58.1	91.6	159.2	248.3
Future Development Capital ($/boe)	0.4	2.0	2.3	2.2

2021 Year-End Reserves Summary

Following oil and gas production of 13.7 mmboe in 2021, D&M certified 2P reserves of 159.2 mmboe (90% oil and 10% gas) as of December 31, 2021. By country, the 2P reserves were 85% in Colombia, 11% in Chile, 2% in Brazil and 2% in Argentina.

Reserves Summary by Country and Category

Country	Reserves Category	December 2021 (mmboe)	% Oil	December 2020 (mmboe)	% Change
Colombia	PD	49.9	100%	48.0	4%
	1P	82.2	100%	95.2	-14%
	2P	135.8	100%	141.0	-4%
	3P	211.0	100%	216.4	-2%
Chile	PD	3.8	23%	5.1	-25%
	1P	4.4	32%	7.3	-40%
	2P	17.3	30%	25.5	-32%
	3P	30.4	31%	44.2	-31%
Brazil	PD	2.5	2%	2.5	0%
	1P	2.5	2%	2.5	0%
	2P	2.6	2%	2.6	0%
	3P	2.8	2%	3.0	0%
Argentina	PD	2.0	60%	3.0	-33%
	1P	2.6	67%	4.3	-40%
	2P	3.5	63%	5.5	-36%
	3P	4.1	61%	7.3	-44%
Total[7]	PD	58.1	89%	58.5	-1%
(D&M Certified)	1P	91.6	93%	109.3	-16%
	2P	159.2	90%	174.7	-9%
	3P	248.3	90%	270.9	-8%

_____________________

7 Consolidated figures include reserves in the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina and in the Manati gas field in Brazil that are being divested. The Argentina transaction is expected to close in late January or early February 2022, whereas the Brazil transaction is still subject to several conditions that should be met before March 31, 2022 and that have not been met as of the date of this release.

Analysis by Country

Colombia

Llanos 34 block

The Llanos 34 block represented 89%, 78% and 70% of GeoPark 1P, 2P and 3P D&M certified reserves in Colombia, respectively.

GeoPark’s drilling plan in 2021 in its core Llanos 34 block was mainly focused on low risk development projects that resulted in net PD reserve additions with a reserve replacement of 131%, and to a lesser extent on successful field extensions that added 2P and 3P reserves and opened new development and appraisal drilling opportunities to be tested in 2022.

GeoPark’s 2P D&M certified reserves in the Llanos 34 block in Colombia totaled 105.8 mmbbl in 2021 compared to 107.7 mmbbl in 2020, resulting from 9.2 mmbbl production that was partially offset by 7.3 mmbbl of reserve additions due to field extensions in the Tigui area, with a reserve replacement of 79%.

As of December 31, 2021, the Llanos 34 block included approximately 688 future development drilling locations (2P, gross).

The 1P RLI was 7.9 years, while the 2P RLI was 11.5 years.

Gross original oil in place in the Llanos 34 is estimated to be 0.8-1 billion barrels9. Cumulative production since 2012 to 2021 totaled 139 mmbbl gross, representing a recovery of 15% of the original oil in place, whereas the 2P reserves consider an ultimate recovery factor of approximately 40%.

CPO-5 block

The CPO-5 block is located to the southwest and is adjacent to and on trend with the Llanos 34 block. The block has 400-900 mmbbl gross recoverable exploration resources10, or 120-270 mmbbl net to GeoPark. During 2021, the operator, ONGC, acquired 250 sq km of 3D seismic in the central part of the block that is currently being interpreted and analyzed and which could add incremental exploration resources.

The CPO-5 block represented 6%, 15% and 23%, of GeoPark 1P, 2P and 3P D&M certified reserves in Colombia, respectively.

GeoPark’s 2P D&M certified reserves in CPO-5 totaled 20.0 mmbbl in 2021 compared to 21.2 mmbbl in 2020, reflecting 1.4 mmbbl production, partially offset by positive technical revisions due to strong reservoir performance in the Indico oil field in 2021.

The 1P RLI was 3.8 years, while the 2P RLI was 14.7 years.

The operator suffered delays in the execution of the 2021 drilling campaign in the CPO-5 block which started in mid-December 2021 with the spudding of the Indico 4 development well. The campaign originally included drilling of 5-6 gross wells, including development and exploration projects that were deferred to 2022.

The Indico 4 development well was spudded in December 2021 and initiated production tests in January 2022. The operator drilled and completed Indico 4 well to a total depth of 10,495 feet. Initial production tests show a production rate of 3,840 bopd of 35 degrees API, with a 0.25% water cut. Additional production history is required to determine stabilized flow rates of the well. Rig down activities are currently underway and the operator expects to spud the Indico 5 development well in February 2022.

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8 D&M best estimate.

9 D&M best estimate of 1P-3P gross original oil in place.

10 Corresponds to GeoPark’s aggregate Mean-P10 unrisked recoverable oil volumes in leads and prospects individually audited by Gaffney & Cline as of December 31, 2020.

The 2022 drilling campaign includes the drilling of 7-8 gross wells, including 1-2 development wells and 6-7 exploration wells. The exploration program targets high potential nearfield projects adjacent to and on trend with the Llanos 34 block. The drilling campaign is being executed with two drilling rigs, with one rig currently active in the block and the second to join in 1H2022.

Total Colombia (including reserves in the Llanos 34, CPO-5, Platanillo and Llanos 32 blocks)

GeoPark’s 2P D&M certified reserves in Colombia totaled 135.8 mmbbl in 2021 compared to 141.0 mmbbl in 2020, resulting from 11.4 mmboe production and negative technical revisions of 1.7 mmboe in the Llanos 32 block, partially offset by reserve additions in the Llanos 34 block and to a lesser extent, positive technical revisions in the CPO-5 and Platanillo blocks due to strong reservoir performance.

As of December 31, 2021, GeoPark blocks in Colombia included approximately 8811 future development drilling locations (2P, gross).

The 1P RLI was 7.2 years, while the 2P RLI was 11.9 years.

Chile

GeoPark’s 2P D&M certified reserves in Chile totaled 17.3 mmboe in 2021 compared to 25.5 mmboe in 2020, with lower reserves resulting from negative revisions due to delayed development plans in smaller fields and oil and gas production of 0.9 mmboe.

The 1P RLI was 5.1 years and the 2P RLI was 19.8 years.

The Fell block represented 100% of GeoPark 2P D&M certified reserves in Chile.

The 2P D&M reserves in Chile were 30% oil and 70% gas.

The 2022 drilling campaign includes drilling of two gas wells in the Jauke/Dicky geological structure, targeting to spud the first well in March 2022.

Brazil

GeoPark’s 2P D&M certified reserves in Brazil totaled 2.5 mmboe compared to 2.6 mmboe in 2020, reflecting production of 0.7 mmboe during 2021 that was partially offset by positive technical revisions of 0.6 mmboe resulting from strong reservoir performance in the Manati gas field.

The 1P RLI was 3.5 years and the 2P RLI was 3.7 years.

The Manati field represented 100% of GeoPark Brazil 2P D&M certified reserves.

The 2P D&M reserves in Brazil were 2% oil and condensate, and 98% gas.

Manati Gas Field Divestment Process Update

In November 2020 GeoPark signed an agreement to sell its 10% non-operated WI in the Manati gas field to Gas Bridge S.A. for a total consideration of R$144.4 million (approximately $26 million at an exchange rate of R$5.5 per dollar), including a fixed payment of R$124.4 million plus an earn-out of R$20.0 million, subject to obtaining certain regulatory approvals.

The transaction is subject to several conditions that should be met before March 31, 2022 and that have not been met as of the date of this release.

_____________________

11 D&M best estimate.

Argentina

GeoPark’s 2P D&M certified reserves in Argentina decreased to 3.5 mmboe in 2021 compared to 5.5 mmboe in 2020, resulting from delayed development plans, technical revisions and oil and gas production of 0.8 mmboe in 2021.

The 1P RLI was 3.4 years, while the 2P RLI was 4.6 years.

The Aguada Baguales, El Porvenir and Puesto Touquet blocks represented 100% of GeoPark Argentina 2P D&M certified reserves.

The 2P D&M reserves in Argentina were 63% oil and 37% gas.

Argentina Divestment Process Update

In November 2021, GeoPark accepted an offer to divest its non-core Aguada Baguales, El Porvenir and Puesto Touquet blocks for a total consideration of $16 million. The process is currently underway with closing expected in late January or early February 2022.

Net Present Value After Tax Summary

The table below details D&M certified NPV10 after tax as of December 31, 2021 as compared to 2020:

Country	Reserves Category	NPV10 After Tax 2021 ($ mm)	NPV10 After Tax 2020 ($ mm)
Colombia	1P	1,274	1,477
	2P	2,019	2,136
	3P	2,918	3,094
Chile	1P	52	71
	2P	223	291
	3P	409	533
Brazil	1P	46	27
	2P	52	29
	3P	54	32
Argentina	1P	12	28
	2P	20	38
	3P	28	45
Total[12]	1P	1,384	1,603
(D&M Certified)	2P	2,313	2,493
	3P	3,409	3,703

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12 Consolidated figures include the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina and in the Manati gas field in Brazil that are being divested. The Argentina transaction is expected to close in late January or early February 2022, whereas the Brazil transaction is still subject to several conditions that should be met before March 31, 2022 and that have not been met as of the date of this release.

Oil Price Forecast

The price assumptions used to estimate the feasibility of PRMS reserves and NPV10 after tax in 2021 and 2020 D&M reports are detailed in the table below:

Brent Oil Price ($/bbl)	2022	2023	2024	2025	2026	2027 and forward
2021 Reserves Report	74.9	66.4	67.7	69.1	70.5	71.9-80.0
2020 Reserves Report	60.0	65.0	67.5	68.8	70.2	71.5-80.4

2022 Free Cash Flow Calculation and Sensitivities to Different Brent Oil Prices

The table below provides sensitivities to different Brent oil prices using the 2022 base work program:

2022 Free Cash Flow	(Base Case) $65-70 per bbl	$75-80 per bbl	$80-85 per bbl
(in $ million)
Operating Netback	$400-450	$480-530	$530-560
Adjusted EBITDA	$350-400	$430-480	$480-510
Cash Taxes	$40-45	$40-45	$40-45
Capital Expenditures	$160-180	$160-180	$160-180
Mandatory Debt Service Payments[13]	$38-42	$38-42	$38-42
Free Cash Flow	$90-140	$170-210	$210-250
Free Cash Flow Yield (in %)	11-18%	21-26%	26-32%

Adjusted EBITDA is defined as profit for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses.

Free cash flow is used here as Adjusted EBITDA less income tax paid included in cash flows from operating activities, less capital expenditures included in cash flows used in investing activities, less mandatory interest payments included in cash flows used in financing activities.

Free cash flow yield is calculated as free cash flow divided by GeoPark’s average market capitalization from January 3 to January 29, 2022.

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13 Excluding potential and voluntary prepayments on existing financial debt.

OTHER NEWS / RECENT EVENTS

Reporting Date for 4Q2021 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2021 and Annual 2021 financial results on Wednesday, March 9, 2022 after the market close.

In conjunction with the 4Q2021 results press release, GeoPark management will host a conference call on March 10, 2022 at 10:00 am (Eastern Standard Time) to discuss the 4Q2021 financial results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/3575585/D8C22C704081598319ACA0C7BF36387F

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 844-200-6205

International Participants: +1 929-526-1599

Passcode: 376830

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
boe	Barrels of oil equivalent (6,000 cf marketable gas per bbl of oil equivalent)
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
Certified Reserves	Refers to GeoPark working interest reserves before royalties paid in kind, independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton Corp. (D&M)
EUR	Estimated Ultimate Recovery
F&D Cost	Finding and Development Cost, calculated as the unaudited cash flow from investing activities divided by the applicable net reserves additions before changes in Future Development Capital
mboed	Thousands of Barrels of oil equivalent per day
mmboed	Millions of Barrels of oil equivalent per day
mmbbl	Millions of Barrels of oil
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
NPV10 After Tax	Net Present Value after tax discounted at 10% rate
PD	Proven Developed Reserves
PUD	Proven Undeveloped Reserves
PRMS	Petroleum Resources Management System
RLI	Reserve Life Index
RRR	Reserve Replacement Ratio
sq km	Square kilometers
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein include fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including NPV10 after tax and NPV10 after tax/share estimations, our reserves, the divestment process of the Aguada Baguales, El Porvenir and Puesto Touquet blocks and the Manati Gas Field, the estimated future revenues, free cash flows and oil price forecast. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that SEC guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 after tax for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 31, 2022